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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                     (Amendment No. _______)*

                Security Capital Group Incorporated
------------------------------------------------------------------------
                         (Name of Issuer)

          Class B Common Stock, par value $.01 per share
------------------------------------------------------------------------
                  (Title of Class of Securities)

                             81413P204
                   -----------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

CUSIP No. 81413P204              13G             Page __ of __ Pages
----------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commerzbank AG, Grand Cayman Branch
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a)  [ ]

                                                      (b)  [X]
----------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Federal Republic of Germany
----------------------------------------------------------------------
                5    SOLE VOTING POWER
                     5,294,800 shares of Class B Common Stock
NUMBER OF       ------------------------------------------------------
SHARES          6    SHARED VOTING POWER
BENEFICIALLY              0
OWNED BY        ------------------------------------------------------
EACH            7    SOLE DISPOSITIVE POWER
REPORTING            5,294,800 shares of Class B Common Stock
PERSON          ------------------------------------------------------
WITH            8    SHARED DISPOSITIVE POWER
                          0
----------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,294,800 shares of Class B Common Stock
----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      14.6%
----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
----------------------------------------------------------------------
               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

      (a)  Name of Issuer: The name of the issuer is Security
Capital Group Incorporated.

      (b)  Address of Issuer's Principal Executive Offices:
The address of the issuer's principal executive office is 125
Lincoln Avenue, Santa Fe, New Mexico, 87501.

Item 2.

      (a) Name of Person Filing: This Schedule is being filed by Commerzbank AG, Grand Cayman Branch.

      (b)  Address of Principal Business Office:
           2 World Financial Center
           New York, NY 10281-1050

      (c) Citizenship: Commerzbank AG is organized under the laws of the Federal Republic of Germany.

      (d) Title of Class of Securities: The title of the class of securities is Class B Common Stock, par value $.01 per share.

      (e)  CUSIP Number:  The CUSIP number if 81413P204.

Item 3. This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.    Ownership

      (a) Amount Beneficially Owned: Commerzbank AG, Grand Cayman Branch, has beneficial ownership of 105,896 shares of the issuer's Class A Common Stock, par value $0.01 per share (which class of stock is not registered under the Securities Exchange
Act), by reason of its ownership of 139,000 shares of the issuer's Series A Cumulative Convertible Redeemable Voting Preferred Stock, par value of $0.01 per share (the "Series A Preferred") (which class of stock is not registered under the Securities Exchange Act). The filer has owned all such Series A Preferred shares prior to the initial public offering of the subject class of securities, the Class B common Stock, in 1997 and its registration under the Securities Exchange Act of 1934. commencing January 1, 1998, each share of Class A Common Stock pursuant to its existing terms became convertible at the option of the holder thereof at any time into 50 shares of Class B
Common Stock. Accordingly, the
number of shares of Class B Common Stock beneficially owned is 5,294,800. All such shares are deemed beneficially owned by reason of the conversion rights of (i) the Series A Preferred into Class A Common Stock at any time, and (ii) the Class A
Common Stock into Class B Common Stock at any time commencing
January 1, 1998.

      (b)  The percent of Class B Common Stock beneficially owned is 14.6%.

      (c) Commerzbank AG, Grand Cayman Branch, (i) has sole power to vote or to direct the vote of 5,294,800 shares; (ii) has shares power to vote or to direct the vote of 0 shares; (iii) has sole power to dispose or to direct the disposition of 5,294,800 shares; and (iv) has shared power to dispose or to direct the disposition of 0 shares.

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10.  Certification

      Not applicable.

                             SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                February 13, 1998
                          ----------------------------------------
                                        Date

                          COMMERZBANK AG, GRAND CAYMAN BRANCH


                          By: /s/ James Henry  /s/ Steven Troyer
                             -------------------------------------
                          Names:  James Henry     Steven Troyer
                          Titles: Senior Vice     Counsel (U.S.)
                                  President